BB 3/18

02021818

NITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-49325

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCL Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1869 West Littleton Boulevard
(No. and Street)

Littleton (City) | CO (State) | 80120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Flater | 303-794-8686
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mason Russell West, LLC
(Name — *if individual, state last, first, middle name*)

739 West Littleton Boulevard (Address) | Littleton (City) | CO (State) | 80120-2337 (Zip Code)

RECD S.E.C.
MAR 1 2 2002
513

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Gary L. Flater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCL Financial Group, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

WENDY H. O'ROURKE
NOTARY PUBLIC
STATE OF COLORADO

Signature

President
Title

Wendy H. O'Rourke
Notary Public
Comm. Exp. 9-8-2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Mason Russell West, LLC

739 WEST LITTLETON BLVD.
LITTLETON, CO 80120-2337
TELEPHONE 303-797-9101 FAX 303-795-3356
E-MAIL: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR.

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants

The Board of Directors and Stockholder
MCL Financial Group, Inc.
Littleton, Colorado

We have audited the accompanying statements of financial condition of MCL Financial Group, Inc. as of December 31, 2001 and 2000, and the related statement of operations, cash flow and stockholder's equity for the two years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 financial statements referred to above present fairly, in all material respects, the financial position of MCL Financial Group, Inc. at December 31, 2001 and 2000 and the results of its operations, cash flows and changes in stockholder's equity for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mason Russell West, LLC

Littleton, Colorado
February 6, 2002

MCL Financial Group, Inc.
Statements of Financial Condition
December 31, 2001 and 2000

Assets	2001	2000
Current Assets		
Cash	$ 10,641	$ 54,472
Restricted cash	5,000	5,000
Trade accounts receivable	47,409	90,624
Prepaid expenses	4,489	4,692
Total Current Assets	67,539	154,788
Equipment and Furniture—at cost, less accumulated depreciation of $13,149 and $9,159, respectively	-	23,106
Other Assets		
Recievables from related parties	-	1,618
Club membership and deposit	-	28,550
Total Other Assets	-	30,168
Total Assets	$ 67,539	$ 208,062
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 28,050	$ 96,224
Deferrred income tax—current	-	1,227
Income taxes payable	-	4,330
Total Current Liabilities	28,050	101,781
Deferred income taxes	-	2,632
Stockholder's Equity		
Common Stock, no par value:		
Authorized 5,000,000 shares; issued and outstanding 250,000	54,384	12,685
Preferred Stock, no par value:		
Authorized 5,000,000 shares; issued and outstanding 750,000	-	38,055
Additional paid-in capital	-	42,275
Retained earnings	(14,895)	10,634
Total Stockholders' Equity	39,489	103,649
Total Liabilities and Stockholder's Equity	$ 67,539	$ 208,062

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Operations
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissons	$ 846,043	$ 593,403
Other	180	793
Total Revenues	846,223	594,196
Expenses		
Commissions	324,739	328,204
Office salaries and employee benefits	10,500	102,991
Other operating	539,592	136,536
Occupancy	-	21,474
Total Expenses	874,831	589,205
Net Income (Loss) Before Taxes	(28,608)	4,991
Provision for Income Taxes		
Tax benefit of net operating loss carryback	-	-
Current tax provision	-	(4,330)
Current portion of deferred taxes	-	1,539
Long-Term portion of deferred taxes	-	885
Net Income Tax Benefit (Expense)	-	(1,906)
Net Income (Loss)	$ (28,608)	$ 3,085

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.

Statements of Cash Flows

For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flows From Operating Activities		
Net income (loss)	$ (28,608)	$ 3,085
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	-	3,990
Deferred income taxes	-	(2,424)
Changes in operating assets and liabilities:		
Trade accounts receivable	43,215	(39,576)
Tax refund receivable	-	5,758
Prepaids	204	(711)
Payables, overdraft and accruals	(54,460)	49,051
Income taxes payable	(4,330)	4,330
Net Cash Provided (Used) by Operating Activities	(43,979)	23,503
Cash Flows From Financing Activities		
(Loans) repayments to related parties	1,618	(1,464)
Proceeds common stock	54,383	4,000
Transfer to parent company	(55,853)	-
Purchase of equipment	-	(2,361)
Deposit (paid) refunded	-	250
Net Cash Provided (Used) by Financing Activities	148	425
Net (Decrease) Increase in Cash	(43,831)	23,928
Cash at Beginning of the Year	59,472	35,544
Cash at End of the Year	$ 15,641	$ 59,472

	2001	2000
Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$ -	$ 351
Cash paid for taxes	$ -	$ -

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.

Statements of Stockholder's Equity

For the Years ended December 31, 2001 and 2000

MCL Financial Group, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock		Preferred Stock	
	Shares	Amount	Shares	Amount
Balance December 31, 1999	250,000	$ 12,685	750,000	$ 38,055
Additional capital contributed	-	-	-	-
Net income	-	-	-	-
Balance December 31, 2000	250,000	$ 12,685	750,000	$ 38,055
Transfers to parent company	(250,000)	(12,685)	(750,000)	(38,055)
Additional capital contributed	250,000	54,383	-	-
Net income	-	-	-	-
Balance December 31, 2001	250,000	$ 54,383	-	$ -

Additional Paid-In Capital	Retained Earnings (Deficit)	Totals
$ 38,275	$ 7,549	$ 96,564
4,000	-	4,000
-	3,085	3,085
$ 42,275	$ 10,634	$ 103,649
(42,275)	(10,634)	(103,649)
-	-	54,383
-	(28,608)	(28,608)
$ -	$ (28,608)	$ 25,775

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

1. Organization and Significant Accounting Policies

Organization and Nature of Business

MCL Financial Group, Inc. (the Company) was incorporated in the State of Colorado on March 19, 1996 for the purpose of providing brokerage services.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the placement of private offerings as well as traditional securities business. Underwriting income is recorded at the time the private offering is completed. Income from commissions on stock transactions are recorded on a trade date basis, which is the date that a transaction is executed.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c-3 of the Act and does not carry customer accounts or clear transactions. Accordingly, all consumer transactions are executed and cleared on behalf of the Company by Fiserv Correspondent Services, Inc. (Fiserv) on a fully disclosed basis. The Company's agreement with Fiserv provides that, as clearing broker, Fiserv will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act, and perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Fiserv. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c-3 of the Act.

On January 1, 2001, all non-brokerage related assets, liabilities and equity accounts were transferred to MCL Holding, Inc. (Holding) in a non-cash transaction. The result of this transaction is that MCL Financial Group, Inc. became a wholly-owned subsidiary of MCL Holding, Inc.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment are stated on the basis of cost. Depreciation is computed using the straight-line method over three to ten years. These assets were transferred to Holding as described above.

1. Organization and Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Advertising
Advertising costs are expensed as incurred. Other marketing and entertainment costs amounted to approximately $27,096 for 2000.

2. Income Taxes

The Company recognizes deferred tax liabilities and assets based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Deferred taxes result from utilizing the cash basis method of accounting and accelerated depreciation methods for tax purposes.

Income tax expense differs from amounts that would be calculated by applying the federal statutory rate because of the federal surtax, state income tax rates, certain nondeductible expenses and a net operating loss carryback of $38,382 incurred in 1999 and fully utilized in 1997.

The provision for income tax relates only to the year 2000 and consists of the following components:

	2000	
	Federal	Colorado
Tax benefit of net operating loss carryback	$ -	$ -
Current tax payable	4,330	-
Deferred	(3,072)	648
	$ 1,258	$ 648

2. Income Taxes (continued)

For the year ended December 31, 2001, the Company will file a consolidated tax return with Holding. The combined returns show a net loss of approximately $19,000. Therefore, no provision for income taxes is provided in these statements.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

	Net Capital	Requirements	Indebtedness	Capital Ratio
December 31, 2000	$ 50,375	$ 5,000	$ 104,413	2.08 to 1
December 31, 2001	$ 25,775	$ 5,000	$ 41,764	1.96 to 1

4. Related Party Transactions

The Company leases its office facility from an entity controlled by its shareholder under a month-to-month agreement requiring minimum current monthly payments of $1,200. The amount paid pursuant to this agreement was $12,000 for 2000. In addition, the Company is assessed monthly for its prorata share of costs relating to usage of office equipment (fax and copy machines). Because of the nature of these relationships, the amounts charged may have been different had the parties not been related. The lease obligation was transferred to Holding on January 1, 2001.

4. Related Party Transactions (continued)

The Company pays Holding a monthly management fee of $8,000 for payroll, rent, supplies, etc. In addition, the Company paid Holding $424,500 in dividends.

5. Equipment Operating Leases

The Company leases a vehicle under a noncancelable agreement expiring December 14, 2003. Future minimum lease payments pursuant to this agreement require annual payments of $8,683 through December 14, 2006. This lease obligation was transferred to Holding on January 1, 2001.

6. Concentrations of Risk

The Company is engaged in the business of providing broker services. Substantially all income is derived from commissions earned on sales of investment securities. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of a small number of brokers (6 in 2001). Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company.

7. Preferred Stock

The description of shares of Preferred Stock, including any preferences, conversion and other rights, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, will be set forth in resolutions adopted by the Board of Directors. At the date of these financial statements, none of the above rights and restrictions had been set by the Board of Directors.

MCL Financial Group, Inc.

Supplementary Information

MCL Financial Group, Inc.
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
For the Years Ended December 31, 2001 and 2000

	2001	2000
Net Capital		
Total stockholder's equity	$ 25,775	$103,649
Deductions		
Equipment and furniture, net	-	23,106
Receivables, from related parties	-	1,618
Club membership and deposit	-	28,550
Other assets	4,489	-
Total Deductions	4,489	53,274
Total Net Capital	$ 21,286	$ 50,375
Aggregate Indebtedness		
Payables and accruals	$ 41,764	$ 96,224
Income taxes payable	-	4,330
Deferred income tax expense, net	-	3,859
Total Aggregate Indebtedness	$ 41,764	$104,413
Computation of Basic Net Capital Requirements		
Required minimum net capital	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 16,286	$ 45,375
Ratio of aggregate indebtedness to net capital	1.96	2.08

Reconciliation with Company's computation included in Part II of Form X-17a-5:

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 37,396
Audit adjustment to report additional commissions payable	(2,396)
Net capital per above	$ 35,000

Mason Russell West, LLC

739 WEST LITTLETON BLVD.
LITTLETON, CO 80120–2337
TELEPHONE 303-797-9101 FAX 303-795-3356
E-MAIL: cpas@mrwllc.com

DICK MASON,
RAY RUSSELL, JR.

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
MCL Financial Group, Inc.
Littleton, Colorado

In planning and performing our audit of the financial statements of MCL Financial Group, Inc. for the year ended December 31, 2001, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MCL Financial Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mason Russell West, LLC

February 6, 2002
Littleton, Colorado

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2 2002
WASH, D.C.
365

MCL Financial Group, Inc.

Financial Statements and Report
of
Independent Certified Public Accountants

December 31, 2001 and 2000

MASON RUSSELL WEST, LLC
CERTIFIED PUBLIC ACCOUNTANTS